Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
Resolutions of the Company's Audit Committee

Hadera, Israel, November 13, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that in a meeting of the audit committee of the Company dated November 10, 2011 the following resolutions were made, inter alia:

1.	Rental Agreement - Modi'in Site

1.1
On September 18, 2008, the company entered into a rental contract engagement with Gav-Yam Land Corporation Ltd. ("Gav-Yam"), pursuant to which the Company rented a plot of land in Modi'in, covering approximately 74,500 m², in addition to buildings constructed by Gav-Yam for the Company with a total constructed area of approximately 21,300 m² ("The Leased Property" and "The Agreement", respectively). The Leased Property serves as a logistics, manufacturing and office center for various subsidiaries and associated company of the Company. The rental period was set in the agreement for fifteen years (15) from the hand over date, meaning, until October 30, 2025 ("The Term of the Lease"). The Company possesses an option to expand the term of the lease by an additional nine (9) years and eleven (11) months ("The Option"). Despite the aforesaid, the Company may terminate the agreement under various conditions set therein.

1.2
The engagement was approved by the Audit Committee and by the Board of Directors of the Company, on September 25, 2008, and by the general meeting of the Company shareholders on November 3, 2008 (see Company reports dated September 25, 2008, October 27, 2008, and November 03, 2008).

1.3
Pursuant to the directives of Section 275(a1) of the Companies Law, 1999 ("The Companies Law"), and to Legal Opinion Number 101-15 of the Securities Authority, the Audit Committee of the Company confirmed that the engagement concerning the term of the lease, as mentioned above, is reasonable under the circumstances. Upon termination of the term of the lease and prior to a decision being made regarding the exercise of the option, this matter will be submitted for additional examination.

1.4
The principal arguments of the Audit Committee regarding their decision, that the term of the lease in the engagement is reasonable under the circumstances, concerning the fact that the leased property was constructed and adapted according to the Company's needs, in terms of both its size and location, and by its very nature, is leased for extended periods of time, given the considerable investment associated with planning and constructing this type of project, a factor that constitutes a consideration in the determination of the rental fees, while also taking into consideration the alternative cost that the Company would have had to incur for relocating the logistics center to another compound and adapting it to the Company's needs.

2.	Rental of a Building in Caesarea

2.1
In April 1994, Carmel Container Systems Ltd. ("Carmel"), a wholly owned subsidiary of the Company since the end of 2010, entered into a rental agreement with Gav-Yam, pursuant to which Carmel rented a building located on a plot of land covering 90,000 m² in Caesarea ("Carmel Agreement"). This compound houses the corrugated board manufacturing operations of Carmel. The term of the lease set out in the Carmel agreement was twenty (20) years from the date the building was populated, in other words until 2016. According to the terms of the Carmel agreement, the annual consideration for rental, as at the present time, amounts to a total of approximately NIS 11.5 million, and is linked to the Consumer Price Index ("The Annual Consideration").

2.2
Taking into account, inter alia, the percentage of the annual consideration out of the total anticipated operating costs and expenses of the Company in 2011, coupled with additional indications received by the Company during the said term of the lease, indicating that the terms of the lease are not different from relevant market conditions for the rental of buildings of the type in question, and on the basis of the data presented to the Audit Committee of the Company and in accordance with the directives of Section 117(1a) of the Companies Law, the Audit Committee of the Company has confirmed that the engagement in the contract forms part of the normal course of business of the Company, falls under market conditions and is not material to the Company. Accordingly, the transaction is not an extraordinary transaction for the purpose of the directives of the Companies Law.

3.	Sale and Purchase of Paper Products

3.1
The Company, through a wholly owned subsidiary company, sells packaging paper and purchases back paper waste from Cargal Ltd. ("Cargal"), a company in which the controlling shareholder of the Company is an interested party.

3.2
Similarly to the mode of engagement with other Company customers in the packaging products and cardboard sector, the Company enters into a commercial agreement with Cargal approximately once every two or three months. Prior to signing the said commercial agreement, the Company receives and examines additional price proposals for the sake of comparison, both in relation to the sale of packaging paper and in relation to the purchasing of paper waste. The said commercial agreement does not constitute an obligation on the part of Cargal to acquire packaging paper from the Company, nor for the purchase of paper waste back from Cargal. The actual purchases are made in an ongoing manner, during the normal course of business, from time to time, according to the needs of the customer.

3.3
In the course of 2011, until October 31, the Company sold (indirectly) to Cargal packaging paper in the total sum of NIS 68 million and has purchased paper waste in the amount of approximately NIS 4 million.

3.4
Taking into account, inter alia, the cumulative percentage of the sales to Cargal and purchases from Cargal (both the actual volume until the aforementioned date and the estimated annual volume), out of the total anticipated annual sales of the Company for 2011 or out of the total operating costs and expenses of the Company in 2011,according to the transaction,  taking into consideration the preliminary procedure for entering into a commercial agreement every period, stipulating that the terms of the engagement are not different from relevant market conditions, and on the basis of the data presented to the Audit Committee of the Company and in accordance with the directives of Section 117(1a) of the Companies Law, the Audit Committee of the Company has confirmed that the said engagements form part of the normal course of business of the Company, fall under market conditions and are not material to the Company. Accordingly, the transactions are not extraordinary transactions for the purpose of the directives of the Companies Law.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il